Exhibit 99.1

Oromin Explorations Ltd.

Condensed Consolidated Interim Financial Statements

Three months ended May 31, 2012

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

OROMIN EXPLORATIONS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	May 31,	February 29,
	2012	2012

ASSETS

Current Assets
Cash	$1,916,485	$3,927,251
Receivables	20,284	101,475
Marketable securities (Note 3)	35,937	41,927
Deposits and prepaid expenses	28,406	280,442

Total current assets	2,001,112	4,351,095

Non-Current Assets
Investment in Oromin Joint Venture Group Ltd. (Note 4)	77,968,291	76,371,325
Property, plant and equipment (Note 6)	51,066	63,700
Advances to joint venture	269,667	180,882

Total non-current assets	78,289,024	76,615,907

Total Assets	$80,290,136	$80,967,002

LIABILITIES AND EQUITY

Current Liabilities
Trade and other payables	$314,160	$286,256

Equity
Share capital (Note 7)	112,455,628	112,455,628
Share-based payments reserve	18,342,345	18,342,345
Investment revaluation reserve (Note 3)	(5,990)	-
Deficit	(50,816,007)	(50,117,227)

Total equity	79,975,976	80,680,746

Total Liabilities and Equity	$80,290,136	$80,967,002

Nature and continuance of operations (Note 1)
Commitments (Note 10)
Contingency (Note 11)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on July 13, 2012

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three months ended May 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	2012	2011

EXPENSES
Depreciation	$12,634	$12,634
Filing and transfer agent fees	58,796	52,984
Office and rent	118,004	123,451
Professional and consulting fees	120,684	190,616
Salaries and benefits	219,224	220,336
Share-based payments (Note 7)	-	2,905,335
Travel and public relations	48,583	90,439

	(577,925)	(3,595,795)

OTHER INCOME (LOSS)
Corporate advisory fee (Note 5)	(251,935)	(1,195,186)
Equity loss from investment in Oromin Joint Venture Group Ltd. (Note 4)	(1,508)	(91,585)
Foreign exchange gain	173	31,369
Interest income (expense)	(2,418)	44,211
Write-off of exploration and evaluation assets	-	(42,043)
Project administration cost recoveries	134,833	165,921

	(120,855)	(1,087,313)

Loss for the period	(698,780)	(4,683,108)

Other comprehensive income (loss)
Unrealized loss on marketable securities (Note 3)	(5,990)	(29,948)

Total comprehensive loss for the period	$(704,770)	$(4,713,056)

Basic and diluted loss per common share	$(0.01)	$(0.03)

Weighted average number of common shares outstanding	136,563,218	135,572,829

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the three months ended May 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves
	Number of		Share-based	Investment
	shares	Amount	payments	revaluation	Deficit	Total equity

Balance at February 28, 2011	135,572,829	$111,298,040	$15,720,643	$(281,507)	$(41,909,394)	$84,827,782
Share-based payments	-	-	2,905,335	-	-	2,905,335
Total comprehensive loss for the period	-	-	-	(29,948)	(4,683,108)	(4,713,056)

Balance at May 31, 2011	135,572,829	$111,298,040	$18,625,978	$(311,455)	$(46,592,502)	$83,020,061

Balance at February 29, 2012	136,563,218	$112,455,628	$18,342,345	$-	$(50,117,227)	$80,680,746
Total comprehensive loss for the period	-	-	-	(5,990)	(698,780)	(704,770)

Balance at May 31, 2012	136,563,218	$112,455,628	$18,342,345	$(5,990)	$(50,816,007)	$79,975,976

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended May 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(698,780)	(4,683,108)
Items not affecting cash:
Share-based payments	-	2,905,335
Depreciation	12,634	12,634
Non-cash portion of foreign exchange loss	-	2,137

Changes in non-cash working capital items:
Receivables	81,191	(33,591)
Deposits and prepaid expenses	252,036	739,344
Trade and other payables	27,904	20,363

Net cash used in operating activities	(325,015)	(1,036,886)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Oromin Joint Venture Group Ltd., net of recoveries	(1,596,966)	(3,392,483)
Advances to joint venture	(88,785)	(217,566)

Net cash used in investing activities	(1,685,751)	(3,610,049)

Change in cash	(2,010,766)	(4,646,935)

Cash, beginning of period	3,927,251	16,230,612

Cash, end of period	$1,916,485	11,583,677

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Oromin Explorations Ltd. (the “Company”) was incorporated on January 25, 1980 under the Company Act of British Columbia. The address of the Company’s registered office is 2000 - 1055 West Hastings Street, Vancouver, BC, Canada. The condensed consolidated interim financial statements of the Company as at and for the three months ended May 31, 2012 include the accounts of the Company, its subsidiary (Sabodala Holding Ltd.) and the Company’s interest in a jointly controlled entity. The Company is the ultimate parent. The Company owns a 43.5% share in Oromin Joint Venture Group Ltd. ("OJVG") (Note 4). OJVG owns the exploration concession and mining license in Senegal known as the "OJVG Project", OJVG’s sole mineral property interest.

The Company is in the business of exploring its resource properties and its current exploration activities are in the pre-production stage. Consequently, the Company defines itself to be in the exploration stage. The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

These condensed consolidated interim financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity financings, or generate profits from the operation or disposition of investments in the future. While management of the Company has been successful in completing equity financings in various conditions in the capital markets in the past, restrictions on the Company’s ability to finance in the future could have a material adverse effect on the Company.

These condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and methods of computation applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended February 29, 2012.

The condensed consolidated interim financial statements do not include all of the information and note disclosure required for full annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended February 29, 2012. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

3.	MARKETABLE SECURITIES

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at May 31, 2012 of $0.03 per share or $35,937 in the aggregate. The Company classifies these shares as available for sale financial assets, and accordingly any revaluation gains and losses in fair value are included in total comprehensive income or loss in investment revaluation reserve for the period until the asset is removed from the statement of financial position. During the three months ended May 31, 2012, the Company recognized a loss in fair value attributable to the shares of Lund totaling $5,990 charged to other comprehensive loss in investment revaluation reserve.

The Lund shares trade on the TSX Venture Exchange and fair values are readily determinable from this active public market. Lund is related to the Company, having a number of directors in common.

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD.

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project (since renamed the “OJVG Project”), and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention granted the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital and accrued interest thereon, held in favour of the government of Sénégal. The OJVG Project was subsequently transferred by the Company to Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs. In order to acquire and maintain in good standing its interest in the OJVG Project, OJVG was obliged to spend at least US$32 million on exploration of the OJVG Project through December 2009 through a series of expenditure milestones, conditions which were met on schedule. Having met these milestone conditions, on January 26, 2010 OJVG was granted a mining licence for the OJVG Project for a term of fifteen years. This licence allows OJVG to carry out mining operations once feasibility is established. Under the Mining Code of Sénégal, the mining licence must be held by a Sénégalese company and accordingly OJVG is in the process of establishing an operating company under the laws of Sénégal. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest of the Government of Sénégal is fully carried, subject to the capital and accrued interest recoveries set out above, and the government is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

OJVG was incorporated in August 2006 in anticipation of the completion of an initial expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the OJVG Project. Under the terms of a prior agreement which was superseded by the establishment of OJVG, Bendon provided an initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the initial US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the OJVG Project equally; Badr has a free carried interest through the commencement of production, subject to repayment of capital and accrued interest thereon.

Effective March 28, 2011, the Mining Convention in respect of the OJVG Project was altered by a rider agreement. Among other matters, this agreement: 1] committed the Company to invest USD $450,000 per year for the social development of local communities until the date of first commercial production, increasing to USD $800,000 per year from the date of first commercial production; 2] established the Company’s holiday from most forms of taxation in Sénégal to be eight years from the date of issue of its mining license, which is January 26, 2010; and 3] committed the Company to contribute up to USD $150,000 per year starting from the date of first commercial production for mining-related training of Sénégalese nationals.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

The Company has determined that its investment in OJVG qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and has elected to apply the equity method of accounting for its interest in OJVG. For accounting purposes, no recognition of Badr's interest in the equity of OJVG will be made until the commencement of production and the repayment of capital and accrued interest to Bendon and SHL and prior to that point each of Bendon and SHL are ascribed a 50 per cent interest in the equity of OJVG.

Investment in Oromin Joint Venture Group Ltd.	Three months	Year ended
	ended May 31,	February 29,
	2012	2012
Balance, beginning of period	$76,371,325	$67,508,460
Exploration and evaluation costs capitalized	1,596,966	8,862,865
Balance, end of period	$77,968,291	$76,371,325

Summary financial information for the equity accounted investee, OJVG, not adjusted for the percentage ownership held by the Company, is as follows as at:

	May 31,	February 29,
	2012	2012

ASSETS
Current Assets
Cash	$1,526,276	$237,371
Receivables	51,179	-
Deposits and prepaid expenses	11,829	29,572

Total current assets	1,589,284	266,943

Non-Current Assets
Resource properties	157,518,887	155,503,549

Total Assets	$159,108,171	$155,770,492

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$1,816,926	$1,942,849

Non-current liabilities
Shareholder advances	153,899,514	143,273,607
Accrued interest on shareholder advances	39,009,049	34,209,145

Total non-current liabilities	192,908,563	177,482,752

Equity
Deficit	(35,617,318)	(23,655,109)

Total Liabilities and Equity	$159,108,171	$155,770,492

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

	Three months	Three months
	ended May 31,	ended May 31,
	2012	2011

Income	$-	$626,007
Expenses	(11,962,209)	(2,634,311)
Net income (loss)	(11,962,209)	(2,008,304)

Less: amounts related to shareholder advances	(11,959,193)	(1,825,133)

	(3,016)	(183,171)

The Company’s equity loss from investment in OJVG at 50%	$(1,508)	$(91,585)

	Three Months	Three Months
	Ended May 31,	Ended May 31,
	2012	2011

Cash flows provided by (used in):
Operating activities	$10,140	$215,269
Financing activities	$3,508,811	$7,136,983
Investing activities	$(2,230,045)	$(6,548,842)

The reconciliations of OJVG’s equity to the Company’s net interest in the joint venture as at May 31, 2012 and February 29, 2012 are as follows:

	May 31,	February 29,
	2012	2012

OJVG’s equity	$(35,617,318)	$(23,655,109)
Add: shareholder advances	153,899,514	143,273,607
Add: accrued interest on shareholder advances	39,009,049	34,209,145
Add: adjustment for difference in initial shareholder advances	2,956,659	2,956,659
Add: other adjustments	198,401	198,401
Less: accumulated project administration cost recovery	(4,509,723)	(4,240,053)

	155,936,582	152,742,650

The Company’s net interest in the joint venture at 50%	$77,968,291	$76,371,325

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

Exploration and evaluation costs capitalized by OJVG are summarized as follows:

Balance, February 28, 2011	$133,562,338

Camp operation	2,383,514
Contractors and geological staff	2,052,096
Drilling	7,383,802
Engineering	1,482,560
Exploration office	703,536
Land and legal	290,672
Sample analysis	1,744,286
Social programs	1,502,934
Travel and accommodation	1,454,985
Wages and benefits	1,497,454
Project administration cost recoveries	1,445,372

21,941,211

Balance, February 29, 2012	155,503,549

Camp operation	254,761
Contractors and geological staff	331,548
Drilling	101,233
Engineering	136,557
Exploration office	115,883
Land and legal	14,896
Sample analysis	70,959
Social programs	115,349
Travel and accommodation	135,223
Wages and benefits	451,518
Project administration cost recoveries	287,411

2,015,338

Balance, May 31, 2012	$157,518,887

5.	CORPORATE ADVISORY FEE

The Company entered into a series of corporate advisory agreements with Bendon related to the OJVG Project. Effective November 26, 2010 the Company agreed to a further renewal of the corporate advisory agreement, and committed to make payments totaling US$2,000,000 for the period November 2010 to July 2011. On June 1, 2011 the Company entered into a new corporate advisory agreement which provides for the payment of US$1,000,000 for the 12 month period ending June 1, 2012 with two payments of US$500,000 each to be paid June 1 and September 1, 2011. During the three months ended May 31, 2012, the Company incurred fees of $251,935 (US$250,000) (May 31, 2011 - $1,195,186 (US$1,240,000)).

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold	Office	Computer	Total
	improvements	furniture	equipment

Cost
Balance at February 28, 2011	$197,521	$52,067	$3,088	$252,676
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at February 29, 2012	197,521	52,067	3,088	252,676
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at May 31, 2012	$197,521	$52,067	$3,088	$252,676

Accumulated Depreciation
Balance at February 28, 2011	$108,331	$28,348	$1,762	$138,441
Depreciation	39,504	10,413	618	50,535
Disposals	-	-	-	-
Balance at February 29, 2012	147,835	38,761	2,380	188,976
Depreciation	9,876	2,603	155	12,634
Disposals	-	-	-	-
Balance at May 31, 2012	$157,711	$41,364	$2,535	$201,610

Net Book Value
February 28, 2011	$89,190	$23,719	$1,326	$114,235
February 29, 2012	$49,686	$13,306	$708	$63,700
May 31, 2012	$39,810	$10,703	$553	$51,066

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

7.	SHARE CAPITAL

(a)	Authorized:

As at May 31, 2012, the authorized share capital of the Company was an unlimited number of common shares without par value.

(b)	Issued:

Common shares: 136,563,218 (February 29, 2012 - 136,563,218)

(c)	Stock options:

Stock option transactions are summarized as follows:

	Number of Stock	Weighted Average
	Options	Exercise Price

Outstanding at February 29, 2012	13,459,000	$1.08
Granted	-	-
Exercised	-	-
Expired or cancelled	100,000	2.91
Outstanding and exercisable at May 31, 2012	13,359,000	$1.06

As at May 31, 2012, the following stock options were outstanding and exercisable:

Expiry Date	Number of Stock Options	Remaining Contractual	Exercise Price
		Life (Years)
May 14, 2013	150,000	0.95	3.00
July 10, 2014	200,000	2.11	1.12
October 7, 2014	75,000	2.35	0.90
March 31, 2015	714,000	2.83	0.65
August 24, 2015	7,571,000	3.23	0.92
March 3, 2016	4,649,000	3.76	1.30
	13,359,000

During the three-month period ended May 31, 2011 the Company granted fully-vested options to acquire 4,649,000 common shares with a weighted average fair value of $0.62 per option resulting in share-based payments expense of $2,901,822. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of 3.55 years, volatility of 67%, risk-free interest rate of 2.4%, and dividend rate of 0%. An additional $3,513 in share-based payments was recognized in respect of the vesting of options granted in prior years for a total of $2,905,335 in share-based payments expensed during the three-month period ended May 31, 2011.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

7.	SHARE CAPITAL (CONTINUED)

(d)	Warrants:

	Number of Warrants	Weighted Average
		Exercise Price

Outstanding at February 29, 2012	600,000	$1.40
Issued	-	-
Exercised	-	-
Expired	-	-
Outstanding and exercisable at May 31, 2012	600,000	$1.40

As at May 31, 2012, the following share purchase warrants were outstanding and exercisable:

Expiry Date	Number of	Exercise Price
	Warrants

November 16, 2012	600,000	$1.40

8.	RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	Three months ended	Three months ended
	May 31, 2012	May 31, 2011

Professional and consulting fees	$36,265	$129,940
Salaries and benefits	$120,368	$116,607

Professional and consulting fees and salaries and benefits have been expensed to operations, or capitalized to Investment in Oromin Joint Venture Group Ltd., based on the nature of the expenditure.

Included in trade and other payables at May 31, 2012 is $33,195 (February 28, 2012 - $59,224) due to directors and companies with common directors.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel, including the CEO, CFO, and Directors, are as follows:

	Three months ended	Three months ended
	May 31, 2012	May 31, 2011

Salaries and other short-term benefits	$202,545	$327,459
Share-based payments	$-	$1,385,682

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended May 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

9.	SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s investment in Oromin Joint Venture Group Ltd. and property, plant and equipment are located in the following geographic areas:

	As at May 31,	As at February
	2012	29, 2012

Sénégal	$77,968,291	$76,371,325
Canada	51,066	63,700

	$78,019,357	$76,435,025

10.	COMMITMENTS

Effective April 1, 2009 the Company became a joint party to a lease on its office premises in Vancouver, Canada, which terminates May 31, 2013. Jointly with a company related by having a number of common directors, the Company is committed to annual lease payments as follows:

2013	$241,280	For the 12 month fiscal year
2014	$60,828	For the three months from March 1, 2013 to termination

11.	CONTINGENCY

In October 2011 the Company entered into a series of retention agreements with a number of its officers, employees and key consultants providing for the possibility of certain payments to be made to those parties upon the conclusion of a change in control transaction, as that term is normally understood in the Company’s industry. In the event of such a change in control transaction, the Company could become liable for the payment of up to a total of $2,274,000 in termination payments. Of this amount, a total of up to $1,546,500 could become payable to senior officers and directors.

Oromin Explorations Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MAY 31, 2012

Introductory Comment and Overview
Oromin Explorations Ltd. is a junior mineral exploration company listed on the Toronto Stock Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource property located in Sénégal, with the primary aim of developing it to a stage where it can be exploited at a profit. The Company does not have any producing properties. During the three months ended May 31, 2012, the Company was engaged in the advancement of its OJVG Gold Project in Sénégal. The Company holds a 43.5% interest in the OJVG Gold Project through its 43.5% holding in Oromin Joint Venture Group Ltd. (“OJVG”).

This MD&A is issued in respect of our unaudited interim financial statements as at May 31, 2012 and for the three months then ended (the “Q1 Financial Statements”); this MD&A is dated July 13, 2012 and discloses specified information up to that date. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statements” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the three months ended May 31, 2012 and subsequently to the date of this report.

1.

We continued our exploration of the OJVG Gold Project throughout the period, funded equally with our joint venture partners. We issued news releases describing project progress on March 12, April 19 and May 29, 2012. An NI 43-101 technical report was filed on SEDAR on May 24, 2012 which brings up to date regulatory filings supporting certain of our recent technical disclosures.

2.

Our April 19, 2012 news release reported that both a Mineral Resource Update and a Feasibility Study Update had been commissioned. The resource update is scheduled for completion by mid-summer (we are targeting the month of August) and the reserve and feasibility study update is scheduled for the fourth quarter.

The 2012 resource update will include initial or updated resource calculations for a total of 14 deposits, an upgrade from the eight deposits included in our previous 2011 resource update announced in May 2011.

The 2012 feasibility study update will incorporate results from 340 additional drill holes on the original four deposits set out in our previous 2010 feasibility study announced in July 2010, and the mine design and reserve parameters will be updated to reflect the continued strength in the gold price since Q1 2010,

3.

The May 29, 2012 news release advised that the OJVG Gold Project had received final approvals from the Government of Sénégal for its Environmental and Social Impact Assessment (“ESIA”). The approved ESIA permits future project construction and development to begin.

4.

We added a total of $1.6 million to our investment in the OJVG project during the quarter. Total joint venture expenditures during the quarter, managed by Oromin, were approximately $2.0 million of which Oromin’s share was one-half. Total project expenditures from inception in October 2004 through May 2012 have exceeded $157 million.

Outlook

Project budgets, programs and activity for the first fiscal quarter of 2012-2013 were focused on developing engineering update studies planned for calendar 2012 and on seeking approvals for our ESIA as set out in point 3 above. The OJVG budget for the complete 2012 calendar year is USD $6.35 million, of which our joint venture share is one-half.

We have no material commitments for capital expenditures at the end of our most recent fiscal period, but will be continuing exploration and engineering programs at the OJVG project during the fiscal year currently in progress. This resource property is not in production and does not produce any income. The completion of financings totaling $57.1 million, carried out in June and December 2009 and in August and November 2010,

Oromin Explorations Ltd.
Three Months Ended May 31, 2012
Management Discussion and Analysis
Page 2 of 7

has provided a level of funding sufficient to support our activities in the past three fiscal years. Our 2010 bought deal financings are supporting the continuing exploration and development which the joint venture has undertaken over the past seven years.

Our comments in this section “Outlook” are predominantly forward-looking statements as defined by Canadian securities law, and those comments are particularly subject to the “Cautionary Statements” on the last page of this document. There are significant risks that the plans and objectives described in this section may be altered, including, but not limited to, the effects of a material deterioration in the price of gold or other adverse change in the capital market’s perception of mining exploration companies’ valuations or that of our company in particular.

Summary of Quarterly Results
	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	May 31, 2012	February 29, 2012	November 30, 2011	August 31, 2011	May 31, 2011	February 28, 2011	November 30, 2010	August 31, 2010
	IFRS basis	IFRS basis	IFRS basis	IFRS basis	IFRS basis	CGAAP basis	CGAAP basis	CGAAP basis
Total assets	$80,290,136	$80,967,002	$90,655,057	$91,127,395	$92,002,118	$93,668,189	$96,836,822	$87,203,643
Resource properties	77,968,291	76,371,325	76,933,038	74,028,263	71,157,187	73,563,978	70,239,373	65,564,511
Working capital	1,686,952	4,064,839	4,384,027	8,030,426	11,661,273	17,750,609	23,182,429	16,058,643
Shareholders’ equity	79,975,976	80,680,746	90,349,832	90,849,957	91,630,651	92,233,185	93,631,765	81,836,103
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net earnings (loss)	(698,780)	(3,795,228)	(476,167)	(472,970)	(3,465,468)	(1,884,372)	(308,290)	(4,161,536)
Earnings (loss) per share	(0.01)	(0.03)	(0.00)	(0.00)	(0.03)	(0.01)	(0.00)	(0.04)
Note on change in accounting standards

This MD&A is prepared in association with the fifth quarterly filing of the Company’s financial statements under IFRS. Because comparative financial statements under IFRS have not been prepared for any fiscal quarter prior to that ended May 31, 2011, we have chosen to present the above table on the basis of Canadian Generally Accepted Accounting Principles (CGAAP), the standard in effect at the times of filing MD&A for the quarters through and including February 28, 2011, for those three quarters. The information for the five most recent quarters is drawn from financial statements prepared under IFRS. Readers should realize that, accordingly, the information in the table above is not comparable, being based on two different sets of accounting standards.

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. Among other matters, share-based payments recognized on the grant of incentive options, and write-downs of property interests, can and do create very wide fluctuations.

A comparison of expenses in the statements of comprehensive loss for the first fiscal quarter of 2012 and 2011 requires as a first step the backing out of the very large non-cash charge, $2.9 million, for share based payments in the 2011-12 fiscal year for which there was no comparable item in the 2012-13 fiscal year. The expenses for the 2011-12 quarter adjusted for this item are $690,460. Against this amount, expenses in the 2012-13 fiscal quarter of $577,925 are 16 per cent lower. Virtually the entire reduction arises in the two cost centres professional and consulting fees and travel and public relations. Professional and consulting fees diminished due to reduced outlays for legal services related to our ongoing assessment of development, financing and strategic alternatives described in each of our March, April and May 2012 news releases, and travel and public relations costs have reduced reflecting current poor conditions in the equity markets.

Oromin Explorations Ltd.
Three Months Ended May 31, 2012
Management Discussion and Analysis
Page 3 of 7

Results of Operations

Oromin’s management believes that some of the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statements of cash flows portray in fiscal 2011-2012 and 2012-2013 ongoing emphasis on our investment in the Oromin Joint Venture, which is the essential focus of our exploration business. Our net cash outlays on our investment in the OJVG joint venture were $1.6 million in fiscal 2012-2013 and $3.4 million in fiscal 2011-2012. Fiscal 2011-2012’s levels contained a significant level of drilling activity, both diamond drilling and reverse circulation drilling, with several rigs active, along with extensive engineering costs associated with calendar 2011’s resource update and heap leach preliminary economic assessment. Engineering costs for the calendar 2012 resource update and feasibility update are expected to increase in subsequent fiscal quarters, but no significant levels of drilling are planned for the calendar 2012 budget year.

Operating cash flows were determined principally by net income, and the principal difference in approximate $700,000 reduction in cash consumed by operations arises from the reduction in the outlay on the corporate advisory fee set out in the statements of comprehensive loss and described in Note 5 to the Q1 Financial Statements.

Discussion of Mineral Project

The Company holds certain rights to and in the gold exploration project referred to as the OJVG Gold Project through its investment in Oromin Joint Venture Group Ltd. as set out in Note 4 to the Q1 Financial Statements. In our previous MD&A, filed on SEDAR in respect of our February 29, 2012 financial statements, we provided the following summary of planned 2012 activities, drawn from our Annual Information Form filed on SEDAR.

“Based on drilling completed to the end of 2011, Oromin contracted SRK in May to carry out mineral resource updates on the Masato, Golouma (formerly Golouma West and Golouma South), Kerekounda, Kourouloulou, Kobokoto, Maki Medina, Niakafiri Southeast and Niakafiri Southwest deposits and first time mineral resource estimates for Mamasato, Sekoto, Kouroundi, Kinemba, Kotouniokolla and Koulouqwinde. Once the mineral resource updates have been completed, Oromin also retained SRK and Ausenco to update the 2010 Feasibility Study in the latter half of 2012.

“During [calendar] Q1 and Q2 of 2012, OJVG has conducted follow up surface exploration programs at a number of new and previously identified targets including Goumbati, Goumbati West, Masato Northeast, Dendifa West, Timtimol and Maki Medina East. Although OJVG intends on continuing this program for the remainder of the year, there are no immediate plans for drilling in 2012.” The joint venture is operating under a budget of $6.35 million for the OJVG project for calendar 2012, of which our share is USD $3.18 million.

Liquidity

The financings completed in August and November 2010 provided a significant cash position to the Company through the current date. Exercises of share purchase warrants in the fourth quarter of the 2011-2012 fiscal year added $864,855 in cash proceeds. The Company’s net working capital position at May 31, 2012 was $1,686,952. We believe this is sufficient working capital to finance the Company’s plans for the balance of the 2012-2013 fiscal year. If a transaction involving the sale of the Company’s interest in the OJVG Gold Project occurs or is agreed to within that timeframe the Company certainly expects to avoid the need for further financing. The sourcing of such a transaction is currently a topic in management’s efforts, and in those of our joint venture partners. Management of the Company has a long demonstrable track record of financing if, as and when required, in both good and bad capital markets.

Capital Resources

The financings completed in fiscal 2010 and 2011 have provided significant capital resources to the Company through the current date. Please refer to the discussion under “Liquidity” immediately proceeding for further comment.

Oromin Explorations Ltd.
Three Months Ended May 31, 2012
Management Discussion and Analysis
Page 4 of 7

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, with the exception of its commitment as co-lessee of its office premises in Vancouver as set out in Note 10 to the Q1financial statements. An extension of this lease is under negotiation.

Related Party Transactions

During the three months ended May 31, 2012, the Company incurred professional fees of $36,265 with directors or companies controlled by directors. These payments were comprised of $19,465 accrued or paid to a company controlled by Douglas Turnbull, a director of the Company, for his geological consulting services and $16,800 for legal services accrued or paid to a law practice controlled by James G. Stewart, a director and officer of the Company. These payments principally reflect ongoing exploration and engineering programs on the OJVG project and preparations for establishing an operating company in Sénégal pursuant to that country’s Mining Code. The Company also paid salaries and benefits of $65,630 to Chet Idziszek, the Chief Executive Officer, and $42,738 to Nell Dragovan, a director and senior officer, for salaried management services. Directors’ fees, classified as salaries and benefits, were paid to independent directors as to $6,000 to Derek Bartlett (Lead Director) and as to $3,000 to each of Robert Brennan and Robert Sibthorpe.

As at May 31, 2012, accounts payable and accrued liabilities include $33,195 due to related parties, which has been paid out in the subsequent fiscal quarter.

Pursuant to the retention agreements described in Note 11, senior officers and directors may become entitled to a total of up to $1,546,500 contingent upon the occurrence of events contemplated in those agreements. See “Contingency” on page 6 of this report.

Changes In Accounting Policies

Accounting standards anticipated to be effective January 1, 2013 or later

Presentation of Financial Statements

The IASB has amended the disclosure requirement of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial instruments

In December 2011, the IASB amended IFRS 7 Financial Instruments: Disclosures requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9 Financial Instruments (“IFRS 9”). This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014.

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9 in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

The Company is currently evaluating the impact the final standards are expected to have on its consolidated financial statements.

Oromin Explorations Ltd.
Three Months Ended May 31, 2012
Management Discussion and Analysis
Page 5 of 7

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supercedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation –Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Internal controls over financial reporting

Subsequent to May 31, 2012 the Company recognized that as at its fiscal year-end February 29, 2012 and during the first fiscal quarter, its internal control over financial reporting was not effective. This is based on the following material weaknesses: (i) the Company’s entity-level controls, specifically its whistleblower process, is not appropriately designed nor implemented effectively and its code of conduct is not distributed to key employees; (ii) the financial reporting period end close process has a material weakness resulting from an aggregate of deficiencies related to the preparation, review and approval of account analyses, summaries and reconciliations. This recognition arose as a consequence of the audit of management’s conclusions about ICFR undertaken by our external auditors for the purposes of making our statutory filings with U.S. securities regulatory agencies.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. In order to remediate the first material weakness, the Company has commenced implementing a whistleblower policy to address how complaints can be communicated, investigated and resolved, with the ability to provide for anonymity and protection for the complainant, and has initiated a process to distribute and require acknowledgment of its code of conduct on at least an annual basis to key employees. The second material weakness consisted of inadequate procedures to verify the appropriateness of period-end balances. In order to remediate the second material weakness, the Company will implement specific measures within its financial reporting process that will require detailed analysis, review and assessment of the reasonableness of period-end balances and use of estimates. Detailed project assessments will be conducted to ensure that those matters that may have accounting and financial disclosure impacts are identified appropriately. The Company has increased its use of contract

Oromin Explorations Ltd.
Three Months Ended May 31, 2012
Management Discussion and Analysis
Page 6 of 7

professional accounting assistance in the fiscal year currently under way to support the remediation of this second material weakness, and, in addition, has undertaken the practice of having its quarterly financial statements subject to a review engagement by its external auditors before they are issued.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. In order to remediate the first material weakness, the Company has commenced implementing a whistleblower policy to address how complaints can be communicated, investigated and resolved, with the ability to provide for anonymity and protection for the complainant, and has initiated a process to distribute and require acknowledgment of its code of conduct on at least an annual basis to key employees. The second material weakness consisted of inadequate procedures to verify the appropriateness of period-end balances. In order to remediate the second material weakness, the Company will implement specific measures within its financial reporting process that will require detailed analysis, review and assessment of the reasonableness of period-end balances and use of estimates. Detailed project assessments will be conducted to ensure that those matters that may have accounting and financial disclosure impacts are identified appropriately. The Company has increased its use of contract professional accounting assistance in the fiscal year currently under way to support the remediation of this second material weakness.

Other than the findings described above, there were no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There is no restatement of financial statements arising from these weaknesses in internal controls.

Risk Factors

The Company provides extensive disclosures about the risk factors it faces in its Annual Information Form (“AIF”) prepared and filed in respect of our fiscal year ended February 29, 2012. We recommend that readers of our financial and other disclosures take note of the risk factors set out in that AIF.

Critical Accounting Estimates

The Company believes that the only significant area where it has latitude in making critical accounting estimates is in estimating share-based payments, and in particular in estimating the expected life over which options granted will be held prior to exercise. As there were no transactions creating share-based payments in the fiscal quarter herein discussed, no further disclosure is required for this item.

Other MD&A Requirements – Disclosure of Outstanding Share Data

Common shares
The authorized share capital of the Company is an unlimited number of common shares of which 136,563,218 were outstanding at May 31, 2012 as set out in the statement of changes in equity in the interim financial statements.

Incentive stock options and share purchase warrants
As at May 31, 2012 and to the date of this report the Company had 13,459,000 incentive stock options outstanding, as set out in Note 7(c) to the Q1 financial statements. As at May 31, 2012 and to the date of this report the Company had 600,000 share purchase warrants outstanding, as set out in Note 7(d) to the Q1 financial statements.

Contingency

As set out in Note 11 to the Q1 financial statements, in October 2011 Oromin entered into a series of retention agreements with a number of its officers, employees and key consultants providing for the possibility of certain payments to be made to those parties upon the conclusion of a change in control transaction, as that term is normally understood in our industry. In the event of such a change in control transaction, Oromin could become liable for the payment of up to a total of $2,274,000 in termination payments. Of this amount, a total of up to $1,546,500 could become payable to senior officers and directors.

Oromin Explorations Ltd.
Three Months Ended May 31, 2012
Management Discussion and Analysis
Page 7 of 7

Vancouver, British Columbia	ÐÑÐÑÐÑ	July 13, 2012

Readers are referred to the “Cautionary Statements” following.

Cautionary Statements
This document contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this document contains forward-looking statements regarding the results and projections contained in the preliminary economic assessment of the viability of heap leach processing , including resource estimates, ore grade, the expected mine life, anticipated gold production, gold recovery, the commencement of construction, cash operating costs and other costs, the projected internal rate of return, capital costs, sensitivity to metal prices and other sensitivities, the projected payback period, the availability of capital for development, the financial analysis and expected drilling activities. Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, gold price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors discussed in the section entitled “Description of Business - Risk Factors” in Oromin’s 2010 annual information form. Such forward-looking statements are also based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for exploration and development activities; the estimated timeline for the development of the OJVG gold project; the supply and demand for, and the level and volatility of the price of, gold; the accuracy of reserve and resource estimates and the assumptions on which the reserve and resource estimates are based; the receipt of necessary permits; market competition; ongoing relations with employees and impacted communities; and general business and economic conditions. In addition, the preliminary economic assessment uses an estimate of gold price based on an approximate three-year average. The operating and capital costs in the preliminary economic assessment were developed to be reasonable estimates within industry benchmarks. There is no certainty that the results of the preliminary economic assessment will ever be realized. Should one or more of the risks or uncertainties involved in forward-looking statements relating to the preliminary economic assessment materialize, or should the assumptions underlying the preliminary economic assessment prove incorrect, actual results of the preliminary economic assessment may vary materially from those anticipated, believed, estimated or expected. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law. The mineral resource estimates reported in this document were prepared in accordance with Canadian National Instrument 43-101Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, the United States Securities and Exchange Commission (“SEC”) applies different standards in the classification of mineralization. In particular, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories constitute or will ever be converted into reserves. In addition, “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, issuers must not make any disclosure of results of an economic analysis that includes inferred mineral resources, except in rare cases.

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Chet Idziszek, Chief Executive Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended May 31, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

1

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1st, 2012 and ended on May 31st, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

 Date: July 16, 2012

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

2

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended May 31, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

1

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1st, 2012 and ended on May 31st, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

 Date: July 16, 2012

“Ian Brown”
Ian Brown
Chief Financial Officer

2